

August 22, 2014

Via E-mail
Manuel Teixeira
Chief Executive Officer
ValueSetters, Inc.
430 North Street
White Plains, NY 10605

     Re: ValueSetters, Inc.
             Amendment No. 1 to Form 10
             Filed July 28, 2014
             File No. 000-55036

Dear Mr. Teixeira:

We have reviewed your responses to the comments in our letter dated September 30, 2013 and have the following additional comments.

General

1. We note that EDGAR lists your name as ValueSetters Corp, while your registration statement and Articles of Incorporation list your name as ValueSetters, Inc. Please correct your name in EDGAR or advise.

Forward-Looking Statements, page 3

2. We note your response to our prior comment 3 and reissue. Please remove the reference to the Exchange Act definition of forward-looking statements. The safe harbor to which you allude does not apply to a registrant that issues penny stock.

Item 1. Business, page 4

Business and Operations, page 4

3. We note your response to our prior comment 6 and reissue in part. Please also disclose the number of free subscribers you had at the end of the last two complete fiscal years.

4. We note your disclosure that you began marketing the mobile VoIP app in the first quarter of 2015. Please clarify the type of marketing you have begun.

5. Please provide us with support for the use of the terms "significant" and "extensive" to describe the experience of your advisory board members, or remove them if you are

unable to substantiate their use. Please also provide us with support for the references to Atari, Myspace and Napster.

6. Please disclose here the name of the individual who has a demand note payable of $15,000.

7. We note your disclosure that Chase Bank has required only interest payments on the $50,229 loan for the years ended April 30, 2013 and 2012. Please reconcile this with your disclosure on page 18 which indicates that you pay $220 of principal every month, and with the fact that the principal balance has declined to $47,587 at June 30, 2014.

8. We note your response to our prior comment 11. Please briefly describe the application that you provide on the Google Play app store and whether you derive any revenue from this application.

We will need to attract, train and retain additional highly qualified senior executives, page 15

9. We note your response to our prior comment 22 and reissue in part. Please discuss the obstacles you face in attracting qualified senior executives and technical and managerial personnel given your inability to compensate such individuals.

Management's Discussion and Analysis of Financial Condition, page 17

10. We note your response to our prior comment 26 and reissue. We note that you have generated limited revenues to date and estimate that your capital requirements to implement your business strategy will be $250,000. As such, please revise your MD&A to include a separately captioned plan of operation for the next twelve months in which you discuss your business strategy and how you plan to implement it.

Liquidity and Capital Resources, page 17

11. We note your response to our prior comment 27 and reissue. Please provide support for the statement indicating that growth is "anticipated." Please also clarify what you mean by the term "white-label version" of songs, movies, games and apps.

12. We note your response to our prior comment 28 and reissue in part. We note your reference to the loan with Vaxstar LLC as a demand note, but according to Exhibit 10.1 it appears that this is a revolving loan with a maturity date of June 30, 2017. Please revise to disclose the maturity date here and on pages 13 and 24 or advise. Please also briefly describe the collateral that serves as security for the loan.

Item 7. Certain Relationships and Related Transactions, page 24

13. Please reconcile the disclosure here and on pages 13 and 18 that the demand note held by your founder is at a variable rate that approximates 2.5%, with the demand note filed as Exhibit 10.2 which shows a rate of 3%.

14. We note your response to our prior comment 40. We note that you have debt obligations to Sean F. Lee, Steven Geary, and Sean S. Lee recorded as related party accounts payable for which there are no signed agreements. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance, refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov.

15. We note from your disclosure on page F-11 that a director personally guarantees the Chase Bank line of credit. Please provide the appropriate disclosure regarding the line of credit and guarantee here.

Item 15. Financial Statements and Exhibits, page 26

16. Please file your agreements with StationDigital and VoX Communications as exhibits or tell us why you believe they are not required.

You may contact Kristin Shifflett at 202-551-3381 or Lyn Shenk, Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief